                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K

                  Annual Report Pursuant to Section 15(d) of
                      the Securities Exchange Act of 1934

                  For the fiscal year ended December 30, 1999


                          Commission File No. 0-24612


                   ADTRAN, INC. 401(k) EMPLOYEE SAVINGS PLAN


                                 ADTRAN, Inc.
            (Exact name of Registrant as specified in its charter)


             Delaware                                  63-0918200
    (State of incorporation)                        (I.R.S. Employer
                                                  Identification Number)

            901 Explorer Boulevard, Huntsville, Alabama 35806-2807 (Address of principal executive offices, including zip code)

                                (256) 963-8000
             (Registrant's telephone number, including area code)


Required Information: The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of PricewaterhouseCoopers, are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc. 401(k) EMPLOYEE SAVINGS PLAN

/s/ John R. Cooper                                    October 16, 2000
------------------                                    ----------------
John R. Cooper                                            Date
Vice President - Administration and Finance
and Chief Financial Officer

ADTRAN, Inc.
401(k) Employee Savings Plan
Financial Statements and Supplemental Schedule
December 31, 1999 and 1998

ADTRAN, Inc. 401(k) Employee Savings Plan
Table of Contents
--------------------------------------------------------------------------------

                                                                           Pages

Report of Independent Accountants                                            1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
   December 31, 1999 and 1998                                                2

  Statement of Changes in Net Assets Available for Plan Benefits
   for the Year Ended December 31, 1999                                      3

  Notes to Financial Statements                                            4 - 8

*Supplemental Schedule:
  Schedule of Assets Held For Investment Purposes as of December 31, 1999    9

*Other schedules required by 29 CFR 2520.130-10 of the Department of Labor's
 Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       Report of Independent Accountants

To the Participants and Administrator of the ADTRAN, Inc. 401(k) Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of ADTRAN, Inc. 401(k) Employee Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed on the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 21, 2000

ADTRAN, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------


                                                        1999          1998

                       ASSETS

Investments, at market value                         $27,571,046   $19,684,006
Contributions receivable:
 Employer                                                 15,215        13,068
 Employee                                                 43,792        36,471
                                                     -----------   -----------
  Net assets available for plan benefits             $27,630,053   $19,733,545
                                                     ===========   ===========


  The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999
--------------------------------------------------------------------------------

Investment income:
   Interest and dividend income                        $   261,664
   Net appreciation in market value of investments       3,559,026
                                                       -----------
      Total investment income                            3,820,690
                                                       -----------
Contributions:
   Employee contributions                                3,329,130
   Rollover proceeds                                       753,378
   Employer contributions                                1,140,213
                                                       -----------
      Total contributions                                5,222,721
                                                       -----------
      Total additions                                    9,043,411
                                                       -----------
Benefits paid to participants                            1,136,255
Administrative expenses                                     10,648
                                                       -----------
      Total deductions                                   1,146,903
                                                       -----------
      Net increase                                       7,896,508

Net assets available for plan benefits:
   Beginning of year                                    19,733,545
                                                       -----------
   End of year                                         $27,630,053
                                                       ===========


  The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------


1. Description of the Plan

   The following brief description of the ADTRAN, Inc. 401(k) Employee Savings Plan (the Plan) is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

   General - ADTRAN, Inc. (the Company and the Employer) formed the Plan effective January 1, 1990 to provide certain retirement, death, and disability benefits for its employees. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and is funded by discretionary employee and employer contributions. The plan assets are held by AUSA Life Insurance Company, Inc. (the Custodian) which executes investment transactions, receives the plan contributions, credits participants' individual accounts, and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company's common stock to be purchased by the Plan.

   Eligibility - An employee is eligible to participate in the Plan following the completion of six months of service and attainment of age twenty-one.

   Contributions - Employees participating in the Plan elect to have 1% to 16% of their salaries deferred and contributed to the Plan. For each employee who participated in the Plan during 1999, the Company made matching contributions equal to 50% of the first 5% of salary deferred by the participants. At its discretion, the Company may contribute to the Plan a discretionary profit-sharing contribution, which shall be in addition to the Company's matching contribution. No discretionary contributions were made in 1999. Each participant directs how contributions made by the participant and by the Company on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers twelve pooled separate accounts, one guaranteed interest account, and a Company stock fund.

   Participant Accounts - Each participant's account is credited with the employee's contribution and the Company's matching contribution plus an allocation of Company discretionary contributions and plan earnings. Allocations are based on account balances, as defined more fully in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Vesting - Employees are always 100% vested in their individual accounts.

   Retirement Date - The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted after a participant reaches age 59-1/2.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

   Distribution of Benefits - Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death, and upon termination other than described above. Benefits are distributed by means of either a lump sum payment or by one of various conventional annuity options.

   Other - The Plan allows for participant hardship withdrawals at any time if certain conditions are met.

   Plan Termination - While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Savings Committee and to the plan Custodian. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries, or eliminate an optional form of benefit payment. Upon termination of the plan, plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.

   Participant Loans - Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence. The outstanding loans at December 31, 1999 are collateralized by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 8.25% to 10% for loans that were outstanding as of December 31, 1999.

   Administrative Expenses - All expenses incident to the functioning of the Plan may be paid out of plan assets unless paid by the Employer. Accrued expenses constitute a liability of the Plan until paid, and may be reimbursed by the Employer. Any such reimbursement is not considered an Employer contribution.

2. Summary of Significant Accounting Policies

   The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.

   Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

   Valuation of Investments - Investments in pooled separate accounts and unallocated contracts with insurance companies are stated at contract value as determined by the Custodian. Market value of equity securities which are traded on a national exchange are valued at the last reported sales price on the last business day of the plan year. Purchases and sales of investments are reflected as of the trade date. Dividend and interest income is recorded when earned.

   The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Contributions - Contributions from the Employer are accrued based on amounts declared by the Company's Savings Committee. Contributions from employees are recorded in the period in which the Company makes the deductions from the participants' payroll.

   Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

   Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3. Investments

   The Plan's investments, other than participant loans and the ADTRAN stock fund, are held in unallocated contracts or pooled separate accounts sponsored by the Custodian. Investments as of December 31, 1999 and 1998 and investment information for the year ended December 31, 1999 are as follows:

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                       Contract Value  Contract Value
                                                             At              at
                                                         December 31,   December 31,
       Description                                          1999            1998
       -----------                                      -------------   -------------
Unallocated contracts:
   Stable fund                                            $ 3,027,543     $ 2,510,739
Pooled separate accounts:
   Money market fund                                          468,676         366,562
   Equity income fund                                       3,351,984       2,757,748
   Growth and income fund                                   5,602,578       3,122,701
   Special equity fund                                      4,658,887       3,493,696
   Intermediate government bond fund                          800,615         623,948
   Balanced fund                                            2,731,463       2,369,256
   Government/Corporate bond fund                             281,212         137,543
   Short horizon SAF fund                                      98,885          76,207
   Intermediate horizon SAF fund                              956,735         751,679
   Inter/Long horizon SAF fund                              1,715,704       1,327,303
   Government fixed fund                                      822,623         783,243
   Stock index fund                                         1,171,975         261,480
ADTRAN stock fund                                             773,910         178,173
Participant loans                                           1,108,256         923,728
                                                          -----------     -----------
    Total investments                                     $27,571,046     $19,684,006
                                                          ===========     ===========

Interest and dividend income                              $   261,664
                                                          ===========
Net appreciation in market value of investments           $ 3,559,026
                                                          ===========

The following is a summary of assets held in excess of 5% of the Plan's net assets available for plan benefits at December 31, 1999 and 1998:

                                                        1999         1998

Stable fund                                          $3,027,543   $2,510,739
Equity income fund                                   $3,351,984   $2,757,748
Growth and income fund                               $5,602,578   $3,122,701
Special equity fund                                  $4,658,887   $3,493,696
Balanced fund                                        $2,731,463   $2,369,256
Inter/Long Horizon SAF fund                          $1,715,704   $1,327,303

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

   The Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in value by $3,559,026 during the year ended December 31, 1999, as follows:



            Pooled separate accounts                   $  3,136,133
            ADTRAN stock fund                               422,893
                                                       ------------
                                                       $  3,559,026
                                                       ============

4. Income Tax Status

   The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has since been amended, the Plan administrator and the Plan's tax counsel believe that the Plan is operating in such a manner so as not to jeopardize its favorable tax status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Comparison of Financial Statements to Form 5500

   Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the 1999 Form 5500 primarily due to the accrual of employer and employee contributions for financial statement reporting purposes.

                             Supplemental Schedule

ADTRAN, Inc. 401(k) Employee Savings Plan
Schedule of Assets Held for Investment Purposes
As of the Year Ended December 31, 1999
--------------------------------------------------------------------------------


                                              c.  Description of Investment Including
         b.  Identity of Issuer, Borrower,        Maturity Date, Rate of Interest,        e.  Current
a.           Lessor, or Similar Party             Collateral, Par or Maturity Value           Value
--       ---------------------------------    ---------------------------------------      ------------
*         AUSA Life Insurance Company             Unallocated contract with insurance
                                                  company - Stable fund                     $3,027,543

*         AUSA Life Insurance Company             Pooled separate account - Money
                                                  market fund                                  468,676

*         AUSA Life Insurance Company             Pooled separate account - Equity
                                                  income fund                                3,351,984

*         AUSA Life Insurance Company             Pooled separate account - Growth and
                                                  income fund                                5,602,578

*         AUSA Life Insurance Company             Pooled separate account - Special
                                                  equity fund                                4,658,887

*         AUSA Life Insurance Company             Pooled separate account -
                                                  Intermediate government bond fund            800,615

*         AUSA Life Insurance Company             Pooled separate account - Balanced
                                                  fund                                       2,731,463

*         AUSA Life Insurance Company             Pooled separate account -
                                                  Government/Corporate bond fund               281,212

*         AUSA Life Insurance Company             Pooled separate account - Short
                                                  horizon SAF fund                              98,885

*         AUSA Life Insurance Company             Pooled separate account -
                                                  Intermediate horizon SAF fund                956,735

*         AUSA Life Insurance Company             Pooled separate account - Inter/Long
                                                  horizon SAF fund                           1,715,704

*         AUSA Life Insurance Company             Pooled separate account - Government
                                                  fixed fund                                   822,623

*         Diversified Investment                  Pooled separate account - Stock
          Advisors                                index fund                                 1,171,975

*         AUSA Life Insurance Company             ADTRAN stock fund                            773,910

*         Diversified Investment                  Participant loans - rate of
          Advisors                                interest: 8.25% - 10%                      1,108,256
                                                                                          ------------
                                                                                          $ 27,571,046
                                                                                          ============
*    Party-in-interest to the Plan.
